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                                                             EXHIBIT 99.B16.
                    EXHIBIT OF PERFORMANCE CALCULATIONS

   This exhibit reflects the calculation of certain performance figures that appear under "Performance" in the Part B Statement of Additional
     Information ("Part B") of Kemper International Fund (the "Fund").

A.   TOTAL RETURN.

1. Formula. The total return performance of the Fund for a specified period equals the change in the value of a hypothetical $10,000 investment ("Initial Investment") from the beginning of the period to the end of the period. It is assumed that all dividends are reinvested. Total return may be computed either with or without adjustment for sales charge. It may be expressed either as a dollar value change or as a percentage change. Total return information is set forth in the Total Return Table that appears under "Performance" in the Part B.

2. Performance Reflected. The representative total return calculations reflected in this Section A are for the Fund for the one-year period ended October 31, 1988. The data shown have been adjusted for a 1 for 1 share distribution on January 29, 1988.

3. Unadjusted Total Return. The column labeled "Percentage Increase (unadjusted)" in the Total Return Table shows the total return of the Fund as a percentage change without adjustment for any sales charge. The percentage change in value of the Initial Investment for the period (i.e., the unadjusted total return) is calculated by determining the percentage increase in the net asset value per share ("NAV") of the Fund over the period and adjusting that for the dividends reinvested over the period. There were three dividends during the period. The percentage change is then calculated as follows.

                                 Shares X Ending NAV
            Percentage Change =  ------------------- - 1
                                   Beginning NAV

Ending NAV = NAV on October 31, 1988 = $9.35/Share

Beginning NAV = NAV on October 31, 1987 = $9.18/Share

Shares = Number of shares at the end of the period assuming a one share investment at the beginning of the period and reinvestment of dividends. "Shares" is computed under the following formula.

                      DIV           DIV                 DIV
                         1             2                   n
       Shares = (1 + ----- ) X (1 + -----) . . . X (1 + -----)
                     RNAV           RNAV                RNAV
                         1              2                   n
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DIV   = Dollar amount distributed for the nth dividend of the period.  n
   n varies from 1 to 3 in the present example since there were 3 monthly dividends distributed.

RNAV  = NAV on the date that the nth dividend in the period was reinvested.
    n   n varies from 1 to 3 in the present example.

The following data is presented:
                                        DIV                 RNAV
                     n                     n                    n
                   -----             ----------          -----------
                     1               $1.555              $7.535/Share
                     2                0.0875              8.20
                     3                0.05                8.79

               $1.555              $0.0875             $0.05
Shares = (1 + -----------) X (1 + -----------) X (1+ ----------) = 1.226182
              $7.535/Share         $8.20/Share        $8.79/Share

                                    1.226182 X $9.35/Share
                Percentage Change = ---------------------- 1 = 0.2489
                                         $9.18/Share

The decimal return is converted to a percentage by multiplying by 100.

                            0.2489 X 100 = 24.89%

The column labeled "Ending Value (unadjusted)" in the Total Return Table shows the total return of the Fund as a dollar value change without adjustment for any sales charge. The Ending Value (unadjusted) is equal to the Initial Investment ($10,000) plus the percentage change of such investment over the period (computed as described above).

$10,000 + (24.89% of $10,000) = $10,000 + (0.2489 X $10,000) = $12,489

4. Adjusted Total Return. The column labeled "Percentage Increase (adjusted)" in the Total Return Table shows the total return of the Fund as a percentage change with adjustment for the maximum sales charge.

The maximum sales charge for the Fund is 8.5% of the offering price. On the $10,000 Initial Investment, the 8.5% sales charge would equal $850.

     8.5% of $10,000 = 0.085 X $10,000 = $850

The Initial Investment adjusted for the maximum sales charge ("adjusted Initial Investment") is calculated by deducting the sales charge from the Initial Investment.

          $10,000 - $850 = $9,150

The column labeled "Ending Value (adjusted)" in the Total Return Table shows the total return of the Fund as a dollar value change with adjustment for the maximum sales charge. The Ending Value (adjusted) is equal to the adjusted Initial Investment plus the percentage change of such investment
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over the period.  The percentage change over the period is calculated in
Sub-section 3 above.

$9,150 + (24.89% of $9,150) = $9,150 + (0.2489 X $9,150) = $11,427

Percentage Increase (adjusted) equals the percentage change of the Ending Value (adjusted) from the Initial Investment.

                    $11,427
                    ------- - 1 = 1.1427 - 1 = 0.1427
                    $10,000

The decimal return is converted to a percentage by multiplying by 100.

                         0.1427 X 100 = 14.27%

B.   AVERAGE ANNUAL TOTAL RETURN.

1. Formula. The average annual total return of the Fund for a specific period is found by taking a hypothetical $1,000 investment ("Initial Investment") at the beginning of the period, adjusting for the maximum sales charge, and computing the redeemable value at the end of the period ("Redeemable Value"). The Redeemable Value is then divided by the Initial Investment, and this quotient is taken to the Nth root (N representing the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. Thus, the following formula applies:

                                    Redeemable Value   1/N
     Average Annual Total Return = (------------------)     - 1
                                    Initial Investment

2. Performance Reflected. The representative average annual total return calculation reflected in this Section B is for the Fund for the period from October 31, 1983 to October 31, 1988.

3. Calculation. The maximum sales charge for the Fund is 8.5% of the offering price. On the $1,000 Initial Investment, the 8.5% sales charge would equal $85.

          8.5% of $1,000 = 0.085 X $1,000 = $85

The Initial Investment adjusted for the maximum sales charge ("adjusted Initial Investment") is calculated by deducting the sales charge from the Initial Investment.

                         $1,000 - $85 = $915

The Redeemable Value is equal to the adjusted Initial Investment plus the percentage change in the value of such investment over the period. The percentage change over the period is calculated in Sub-section 3 of Section A above. The percentage change over the period is 158.67%.

Redeemable Value = $915 + (158.67% of $915) = $915 + (1.5867 X $915) =
$2,367
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The period covered is from October 31, 1983 to October 31, 1988 or 5 years.

     N = number of years in the period = 5

Using the formula provided above, average annual total return for the period may then be calculated.

The Redeemable Value is divided by the Initial Investment.

                    ($2,367 / $1,000) = 2.367

This quotient is taken to the Nth root.

                    The 5th root of 2.367 = 1.1880

1 is subtracted from the result.

                         1.1880 - 1 = 0.1880

The decimal return is converted to a percentage by multiplying by 100.

                         0.1880 X 100 = 18.80%